

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

David Soares
Chief Financial Officer
Kirkland Lake Gold Ltd.
200 Bay Street, Suite 3120
Toronto, Ontario M5J2J1
Canada

      Re: Kirkland Lake Gold Ltd.
          Form 40-F for the Fiscal Year Ended December 31, 2019
          Filed March 31, 2020
          File No. 001-38179

Dear Mr. Soares:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Jennifer Wagner